Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements (Nos. 333-193022 and 333-202863) on Form S-8 of Digital Turbine, Inc. (the “Company”) of our reports dated June 14, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of the Company and its subsidiaries, appearing in this Annual Report on Form 10-K of the Company for the year ended March 31, 2017.
Our report dated June 14, 2017, on the effectiveness of internal control over financial reporting as of March 31, 2017, expressed an opinion that the Company and its subsidiaries had not maintained effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.
/s/ SingerLewak LLP
Los Angeles, California
June 14, 2017